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                              January 5, 2024

       Jeffrey Lavers
       President
       3M Health Care Company
       3M Center
       St. Paul, Minnesota 55144

                                                        Re: 3M Health Care
Company
                                                            Amendment No. 5 to
                                                            Draft Registration
Statement on Form 10-12G
                                                            Submitted December
18, 2023
                                                            CIK No. 0001964738

       Dear Jeffrey Lavers:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 5 to Draft Registration Statement on Form 10-12G

       Exhibit 99.1 Information Statement
       Questions and Answers About the Separation and Distribution, page 1

   1. We note changes on page 7 and throughout the document to the description of the IRS private letter ruling
and tax opinions that are conditions of the separation. Please revise page 7 to briefly
describe the type of ruling and opinions that would satisfy the condition, and provide more detail
in related portions of the information statement.
       Information Statement Summary, page 10

   2. We note the extensive revisions to the summary and business sections as well as the revised disclosure of
the separation agreements. Please revise to balance the disclosure of the strengths and
benefits of your company against the challenges the company faces,
 Jeffrey Lavers
FirstName
3M Health LastNameJeffrey
            Care Company Lavers
Comapany
January     Name3M Health Care Company
         5, 2024
January
Page  2 5, 2024 Page 2
FirstName LastName
         including those resulting from the company existing as a separate entity from 3M, with significant debt as a result of the spinoff and the rebranding of products with the 3M mark. Refer to comment 2 of our March 15, 2023 letter and comment 1 of our June 5,
         2023 letter. In doing so, please balance the statements of the strength of your cash position going forward in light of the anticipated debt repayment. We note the statements added on pages 14, 16, 18, 93 and elsewhere, regarding your "attractive margins and strong cash flow generation" or "strong cash generation capability."
3. With respect to your statements regarding the size of your company, the addressable market, potential market growth and your company's position as a leader in various markets, and similar disclosure of your significance in the market, please clarify what metrics you use to determine your position and any material assumptions underlying those statements. For example, disclose by what metric you are a "leading $8 billion global healthcare company" on page 10. Please refer to comment 3 and 4 of our March 15, 2023 letter and comment 2 of our August 10, 2023 letter. Where you do provide citations as a basis for your statements, please revise to identify more precisely the information you cite. For example, on page 10 you cite "data from BCC Research report." Please identify the report, including the date.
4. Provide a basis for statements such as on page 10 that you have "become a trusted partner" to your customers, and similar statements. Refer to comment 1 of our July 7,
         2023 letter.
5. Where you address "disease prevention" on page 10, revise to clarify which of your dental and orthodontic solutions and products are pharmaceuticals approved by the FDA. Refer to comment 5 of our March 15, 2023 letter and comment 1 of our August 10, 2023 letter.
6. We note the revised market information on page 13 and the similar disclosure in the business section, where you replaced future trend estimates with historical figures for
         2022. Please revise to quantify the 2022 growth rate and clarify if you expect growth to continue or decline, and if so, at what rate. Refer to Item 303(b)(2)(ii) of Regulation S-K and Section III.A and III.B.3 of Release No. 33-8350 (Dec. 29, 2003). As requested above, please provide the basis for your estimates. Please also clarify the meaning of the disclosure on page 14 that "[s]ustainable, long-term growth in this addressable market is aligned to multiple attractive industry tailwinds. . .," as you appear to be at least implying that you expect increased growth, but it is unclear for what market or market segment. Finally, please balance the disclosure of the growth in the addressable market with information regarding your results. We note, for example, from pages 148-149, that in 2022, the MedSurg and Dental Solutions segments had declining sales.
7. Please revise the Investment Highlights on page 14 and similar statements to describe your "legacy capabilities."
8. On pages 25 and 29, clarify for which of your products ParentCo is the sole supplier. On page 29, clarify the fluorochemicals for which SpinCo is taking on potential liability, and provide a cross-reference to the risk factor on page 46 and the more complete disclosure
 Jeffrey Lavers
3M Health Care Company
January 5, 2024
Page 3
       on page 222. Please further clarify in the risk factor and related disclosure what products
       SpinCo will continue to use, produce or distribute, post-separation, and the "certain exceptions" which may create liability for SpinCo that will not be subject to indemnification by ParentCo.
Intellectual Property, page 118

9. Please update the disclosure in this section. We note the patent information is provided as of March 24, 2023 and you disclose that some of your patents expired in 2023
       ("approximately 19% expire between 2023 and 2028").
Sustainability / Environmental, Social, and Governance (ESG) , page 118

10. We note the deleted disclosure on page 118. Please revise the remaining disclosure to clarify how your "sustainability and ESG commitments as well as [your] governance structure are aligned with [your] business strategy."
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
136

11. Please revise your discussion of year-to-year changes in your results of operations to quantify the various factors that contributed to the changes, and in particular, please address any offsetting changes.
       Please contact Nudrat Salik at 202-551-3692 or Terence O'Brien at 202-551-3355 if you
have questions regarding comments on the financial statements and related matters. Please contact Juan Grana at 202-551-6034 or Abby Adams at 202-551-6902 with any other questions.



                                                             Sincerely,

FirstName LastNameJeffrey Lavers                             Division of
Corporation Finance
                                                             Office of
Industrial Applications and
Comapany Name3M Health Care Company
                                                             Services
January 5, 2024 Page 3
cc:       Jenna Levine, Esq.
FirstName LastName